[redacted]

10029377

AB
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8- 42751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Technology, Inc.

OFFICIAL USE ONLY
27017
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 Tory Hill Lane
(No. and Street)

Rowayton (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Siever 203-853-0220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David R. Siever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Technology, Inc. as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chairman
Title

[signature]
Notary Public

Timothy F. Butler
Notary Public, Connecticut
Commission Expires July 31, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☑ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital Technology, Inc.

Financial Statements

and Supplemental Information

Year ended December 31, 2009

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

Board of Directors
Capital Technology, Inc.

We have audited the accompanying statement of financial condition of Capital Technology, Inc. as of December 31, 2009, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Capital Technology, Inc. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Technology, Inc. as of December 31, 2009, and the results of its operations, changes in its stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 11, 2010

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Capital Technology, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Current assets	
Cash and cash equivalents	$ 10,855
Total current assets	10,855
Total assets	$ 10,855

Liabilities and Stockholder's Equity

Current liabilities	
Due to shareholder	$ 2,388
Total current liabilities	2,388
Subordinated stockholder loan	9,252
Total liabilities	11,640
Stockholder's equity	
Common stock, without par value, $1 stated value, 30,000 shares authorized, 21,000 shares issued and outstanding	20,420
Accumulated deficit	(21,205)
Total stockholder's equity	(785)
Total liabilities and stockholder's equity	$ 10,855

See accompanying notes

Capital Technology, Inc.
Statement of Operations
Year ended December 31, 2009

Revenues	
Fee income	$ 175,814
Interest income	52
Total revenues	175,866
Expenses	
Salaries	23,000
Payroll taxes	1,760
Payroll expense	893
Administration	59,552
Subcontracting	100,630
Interest expense	913
Bank fee	80
Total expenses	186,828
Net loss	$ (10,962)

See accompanying notes.

Capital Technology, Inc.
Statement of Stockholder's Equity
Year ended December 31, 2009

	Common stock		Retained	Total stockholder's
	Shares	Amount	earnings	equity
Balances, January 1, 2009	21,000	$ 20,420	$ (10,243)	$ 10,177
Net loss	-	-	(10,962)	(10,962)
Balances, December 31, 2009	21,000	$ 20,420	$ (21,205)	$ (785)

See accompanying notes.

Capital Technology, Inc.
Statement of Cash Flows
Year ended December 31, 2009

Cash flows from operating activities		
Net loss	$	(10,962)
Adjustments to reconcile net loss to net cash used by operating activities		
Increase in due to shareholder		912
Net cash used by operating activities		(10,050)
Net decrease in cash and cash equivalents		(10,050)
Cash and cash equivalents, beginning of year		20,905
Cash and cash equivalents, end of year	$	10,855
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	913

See accompanying notes.

Capital Technology, Inc.
Notes to Financial Statements
December 31, 2009

Note 1 - Summary of significant accounting policies

Basis of presentation

Capital Technology, Inc. (the Company) was incorporated in the State of Delaware on May 18,1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and specializes in placements of equity and subordinated debt related to independent power projects. The Company also provides fee-based financial advisory services. The Company's application for membership in the National Association of Securities Dealers, Inc. (NASD) was accepted on October 15, 1990. The Company is now a member of and subject to the regulations of the Financial Industry Regulatory Authority.

Basis of accounting

The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand.

Money market funds consist of shares held in a single financial institution, and are stated at market value. The Company considers the money market fund to be a cash equivalent except for computing net capital, where a 2% haircut is taken.

Allowance for uncollectible accounts receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2009, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes

The Company has elected to be taxed as an S Corporation in a manner similar to the taxation of a partnership. The Company is not subject to federal or state on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

Capital Technology, Inc.
Notes to Financial Statements
(continued)
December 31, 2009

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
In July, 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income taxes* ("FIN 48"). FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, *Accounting for Income Taxes.* Under FIN 48, an entity would recognize the benefit from a tax position only if it is more likely than not that the position would be sustained upon audit based solely on the technical merits of the tax position. FIN 48 clarifies how an entity would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits and describes the methods for classifying and disclosing the liabilities within the financial statements for any unrecognized tax benefits. FIN 48 also addresses when an entity should record interest and penalties related to tax positions and how the interest and penalties may be classified within the statement of operations and presented on the Statement of Financial Condition. FIN 48 is effective for fiscal years beginning after December 15, 2008. Differences between the amounts recognized in the statement of operations prior to and after the adoption of FIN 48 would be accounted for as a cumulative effect adjustment to the beginning balance of net assets. The amount that taxing authorities ultimately sustain for individual or aggregate uncertain tax positions could differ from the amount recognized herein. Management of the Company evaluates all positions taken on income tax returns and does not believe that any current positions are subject to adjustments herein under FIN 48.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred.

Note 1 - Summary of significant accounting policies (continued)

Estimated fair value of financial instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Recent accounting pronouncements

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* (SFAS 165). SFAS 165 establishes general standards of accounting and disclosures of events that occur after the statement of financial position date but before financial statements are issued or are available to be issued. SFAS 165 requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. SFAS 165 was effective for fiscal periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on Capital Technology's disclosures.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards codification and the Hierarchy of Generally Accepted Accounting Principles* (SFAS 168), a replacement of FASB Statement No. 162, *The Hierarchy of generally Accepted Accounting Principles.* SFAS 168 establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for financial statements issued for annual periods ending after September 15, 2009. The codification is not intended to change GAAP and will have no impact on Capital Technology's financial statements. However, since the codification completely supersedes existing accounting standards, it will affect the way authoritative accounting pronouncements are referenced in future financial statements.

Capital Technology, Inc.
Notes to Financial Statements
(continued)
December 31, 2009

Note 1 - Summary of significant accounting policies (continued)

Revenue recognition
Fee income which is contingent upon future events is not recognized until all such future events have occurred and the amount of fees to be received can be determined.

Concentration of Credit Risk
The Company only services a limited number of clients in any one accounting period. Two clients accounted for 100% of the fees earned in 2009.

Note 2 - Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of specified minimum net capital and requires specific ratios of aggregate indebtedness to net capital. The Company was in compliance with these requirements at December 31, 2009.

Note 3 – Subordinated stockholder loan

Subordinated stockholder loan, consists of a note which bears interest at 10% and will mature in October 2010. The NASD has reviewed the terms of the agreement and determined that the borrowing may be used in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The amounts due to the Stockholder represent accrued interest payable on the subordinated debt. The amount outstanding was $2,388 at December 31, 2009.

Effective January 1, 1991, the Company entered into an agreement (the "Services Agreement") with CT Services Company (CT Services), a company owed by the Stockholder, whereby CT Services will provide certain operational and administrative services to the Company. Fees paid to CT Services are based on services provided the Company. Under the services agreement, no fees are required to be paid, if such amount would affect the ability of the Company to meet its net capital requirements under the Securities and Exchange Commission's Rule 15c3-1. The Company paid $59,552 in fees to CT Services in 2009.

Note 4 – Subsequent events

In accordance with SFAS No. 165, Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through February 11, 2010, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in such financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Capital Technology, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2009

Balance, December 31, 2008	$ 9,252
Increases (decreases)	-
Balance, December 31, 2009	$ 9,252

Capital Technology, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2009

Net Capital	
Total stockholder's equity	$ (785)
Subordinated liabilities	9,252
Security haircut	(171)
Net capital	$ 8,296
Total aggregate indebtedness	$ 2,388
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 159
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 3,296
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 8,057

Capital Technology, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2009

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2009)

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2009

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUA Report filing.

Capital Technology, Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Capital Technology, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Capital Technology, Inc.

We have audited the financial statements of Capital Technology, Inc. for the year ended December 31, 2009. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Capital Technology, Inc., taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at May 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 11, 2010

Capital Technology, Inc.
Financial Statements
and Supplemental Information
Year ended December 31, 2009
with
Reports of Independent Auditors